

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

David M. Maura
Chief Executive Officer
Mosaic Acquisition Corp.
375 Park Avenue
New York, NY 10152

  Re: **Mosaic Acquisition Corp.**
     Draft Registration Statement on Form S-1
     Submitted August 23, 2017
     CIK No. 0001713952

Dear Mr. Maura:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on the NYSE." Please tell us whether you intend to know before this registration statement is effective whether the NYSE has approved your listing

application. In this regard, we note that you highlight a number of conditions and limitations by which you will be required to abide only if you obtain and maintain such listing, such as the 80% of net assets test. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Capitalization, page 81

3. It appears from your disclosure on page 29 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Proposed Business

Shareholders May Not Have the Ability to Approve our Initial Business Combination, page 99

4. We note your disclosure that you have the discretion to choose between seeking shareholder approval and conducting a tender offer for a proposed business combination. Please provide us with an analysis of the impact on your ability to choose either option if you were to satisfy the definition of a foreign private issuer. Also describe any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

Management, page 122

5. We note your disclosure that each of your officers and directors presently has fiduciary or contractual obligations to other entities. Please disclose, if applicable, the entities to which William Mitchell has fiduciary or contractual obligations, and specify whether each duty is fiduciary or contractual.

6. You disclose that Mr. Maura, Mr. McKnight, Fortress and its affiliates, or your management "may choose to present potential business combination to the related entities . . . before they present such opportunities to [you]." Please specify, if applicable, the fiduciary or contractual priority or preference such entities have relative to your company with respect to the performance of obligations and the presentation of business opportunities.

<u>Certain Relationships and Related Party Transactions, page 133</u>

7. Please enhance your disclosure to clarify when you will begin paying a monthly retainer of $5,000 to your Chief Financial Officer.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products